NR09-30	November 12, 2009

International Tower Hill Continues to Expand Livengood Gold Project, Alaska

Highlights:

Sunshine Zone – 134 metres @ 1.0 g/t gold

Money Knob Zone – 29 metres @ 3.5 g/t gold

Northwest Zone – 15 metres @ 3.7 g/t gold

Southwest Zone – 44 metres @ 1.5 g/t gold

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX Venture: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce assay results for 17 new drill holes in proximity to the Money Knob gold deposit at Livengood project, Alaska.  The new results continue to expand the eastern half of the deposit, which includes the Sunshine, Northeast, Money Knob and Southwest Zones.  In addition, significant new mineralization was discovered in the Northwest Zone (MK-RC-0279 - 15 metres @ 3.7 g/t gold and MK-RC-0281 - 23 metres @ 0.9 g/t gold) extending the deposit 500 metres to the west.  This will be a new prospective area for resource expansion in 2010 (Figure 1).

New Results

Northeast Zone Results

Four new holes in the Northeast Zone returned cumulative grade thicknesses of greater than 80 metres exceeding 1 gram gold per tonne (Table 1).  Both holes MK-RC-0272 and MK-RC-0275 have returned greater than 1 g/t gold starting near surface, thereby potentially expanding the starter pit area of the deposit (Table 1).

Sunshine Zone Results

Three new holes from the Sunshine Zone returned cumulative thicknesses of greater than 90 metres exceeding 1 gram gold (Table 2).  Hole MK-RC-0269 (165 cumulative metres with greater than 1 gram gold) extends the Sunshine zone to the southwest of any previously reported results.  MK-09-42 (91 cumulative metres of greater than 1 gram gold) and MK-RC-270 (136 cumulative metres of greater than 1 gram gold) fill a gap in the center of the zone, which should upgrade the overall Sunshine Zone resource.

Southwest Zone Results

Two new holes from the Southwest Zone continue to delineate more mineralization in this emerging higher grade area of the deposit (Table 3).  The intercept of 44 metres @ 1.5 g/t gold in hole MK-RC-0278 confirms and expands the higher grade zones intersected in the winter drilling program from earlier this year (Winter 2009 program).  This area is scheduled to be the focus of the next phase of drilling to commence early February 2010 with 4 drill rigs.

Northwest Zone Expansion

In 1997 Placer Dome Inc. drilled one shallow hole (TL-14, 120 metres deep) approximately 600 metres west of the currently defined Money Knob deposit (Figure 1) that historically was reported to contain gold mineralization.  Three follow up holes were drilled by ITH during the Summer 2009 drill program to determine the extent of the TL-14 mineralization.  These holes confirmed the presence of a significant new zone of higher grade gold mineralization highlighted by hole MK-RC-0279 (15 metres @ 3.7 g/t gold & 7.6 metres @ 1.7 g/t gold), opening up a new area for resource expansion in 2010.

Other Results

Infill drilling in the Money Knob area continues to return positive results, including MK-RC-0280 with 29 metres @ 3.5 g/t gold (Table 5).  Step out drilling in the southern part of the Far East Zone failed to identify significant mineralization.

Figure 1 : Locations of new assay results and current cumulative grade thickness map.  Grade thickness contours are plotted relative to the location of mineralization in the subsurface in angled drill holes and so are offset from the collar locations shown.

Table 1 : Significant New Intercepts* from the Northeast Zone

*Intercepts are calculated using a 0.25g/t cutoff and a maximum of 3 metres of internal waste.  Cumulative gram metres is sum of the grade thickness products for all intercepts including many which are not reported here.

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Cumulative Grade Thickness
MK-RC-0272	77.72	80.77	3.05	4.00	112
	146.30	150.88	4.58	2.37
	188.98	195.07	6.09	1.93
	286.51	301.75	15.24	0.52
	304.80	321.56	16.76	0.69
	338.33	352.04	13.71	0.68
MK-RC-0273	32.00	47.24	15.24	1.58	89
includes	39.62	47.24	7.62	2.70
	76.20	80.77	4.57	1.28
	114.30	131.06	16.76	0.56
	230.12	243.84	13.72	0.50
	306.32	335.28	28.96	0.58
MK-RC-0274	166.12	170.69	4.57	1.16	84
MK-RC-0275	6.10	10.67	4.57	1.27	108
	32.00	39.62	7.62	1.12
	59.44	64.01	4.57	1.10
	68.58	80.77	12.19	0.58
	86.87	118.87	32.00	0.52
	123.44	131.06	7.62	1.29
	173.74	176.78	3.04	2.31
	230.12	256.03	25.91	0.52
	272.80	289.56	16.76	0.63
includes	284.99	289.56	4.57	1.35

Table 2 : Significant New Intercepts* from the Sunshine Zone

*Intercepts are calculated using a 0.25g/t cutoff and a maximum of 3 metres of internal waste.  Cumulative gram metres is sum of the grade thickness products for all intercepts including many which are not reported here.

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Cumulative Grade Thickness
MK-09-42	79.65	95.94	16.29	0.57	91
	98.45	108.20	9.75	0.59
	261.52	301.14	39.62	0.62
includes	273.71	277.70	3.99	1.66
	307.11	330.10	22.99	0.58
MK-RC-0269	105.16	123.44	18.28	0.51	165
	126.49	134.11	7.62	0.67
	204.22	210.31	6.09	0.94
	214.88	262.13	47.25	0.67
	268.22	298.70	30.48	1.12
includes	272.80	278.89	6.09	1.82
includes	291.08	294.13	3.05	3.10
	318.52	326.14	7.62	3.15
	330.71	355.09	24.38	0.77
includes	349.00	352.04	3.04	1.74
MK-RC-0270	18.29	152.40	134.11	0.97	136
includes	60.96	73.15	12.19	1.60
includes	80.77	85.34	4.57	2.55
includes	126.49	141.73	15.24	2.03

Table 3: Significant New Intercepts* from the Southwest Zone

*Intercepts are calculated using a 0.25g/t cutoff and a maximum of 3 metres of internal waste.  Cumulative gram metres is sum of the grade thickness products for all intercepts including many which are not reported here.

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Cumulative Grade Thickness*
MK-RC-0276	77.72	99.06	21.34	0.59	61
	111.25	120.40	9.15	0.67
	135.64	152.40	16.76	0.61
	219.46	262.13	42.67	0.58
includes	251.46	259.08	7.62	1.00
MK-RC-0278	94.49	97.54	3.05	2.82	101
	137.16	152.40	15.24	0.66
	170.69	214.88	44.19	1.50
includes	173.74	176.78	3.04	5.37
includes	181.36	185.93	4.57	4.45
includes	190.50	202.69	12.19	1.57
	228.60	243.84	15.24	0.58

Table 4: Significant New Intercepts* from the Northwest Zone

*Intercepts are calculated using a 0.25g/t cutoff and a maximum of 3 metres of internal waste.  Cumulative gram metres is sum of the grade thickness products for all intercepts including many which are not reported here.

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Cumulative Grade Thickness
MK-RC-0279	70.10	85.34	15.24	3.70	114
	92.96	97.54	4.58	1.12
	103.63	111.25	7.62	1.67
	240.79	248.41	7.62	0.83
MK-RC-0281	144.78	158.50	13.72	0.53	38
	163.07	185.93	22.86	0.86
MK-RC-0283	126.49	138.68	12.19	0.54	14

Table 5: Significant New Intercepts* from Other Areas

*Intercepts are calculated using a 0.25g/t cutoff and a maximum of 3 metres of internal waste.  Cumulative gram metres is sum of the grade thickness products for all intercepts including many which are not reported here.

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Cumulative Grade Thickness	Zone
MK-RC-0280	137.16	147.83	10.67	1.45	147	Money Knob
	173.74	202.69	28.95	3.51
	207.26	217.93	10.67	1.40
MK-RC-0286	179.83	198.12	18.29	0.66	29
	213.36	222.50	9.14	0.60
MK-09-38	Hole lost before hitting target					Core Zone
MK-RC-0277	No significant intercepts					Far East
MK-RC-0282	No significant intercepts

Livengood Project Highlights

  Ongoing drilling at the project continues to expand the deposit at a rapid rate, with the current estimated resource only representing a snapshot in time of what the Company believes is a growing resource base.  The latest resource estimate (October 2009) of 296.8 Mt indicated at an average grade of 0.85 g/t gold (8.09 Moz) and 64.2 Mt inferred at an average grade of 0.84 g/t gold (4.4 Moz), both at a 0.5g/t gold cutoff, makes it one of the largest new gold discoveries in North America.
  The Core and Sunshine Zones together account for most of the higher grade mineralization (indicated resources of 157.9 Mt at an average grade of 1.07 g/t gold and inferred resources of 78.0 Mt at an average grade of 1.11 g/t gold, based on a cut off grade of 0.70 g/t gold) and will form the base for a starter pit.
  Ongoing metallurgical studies focusing on the mill potential indicate that the mineralization has an unusually high gravity concentration component with an average of 77% of the gold reporting to just 15% of the material.  This could offer a significant cost savings opportunity for both capital and operating costs.
  The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable to low cost open pit mining which could support a high production rate and economies of scale.
  No major permitting hurdles have been identified to date.

The Company wishes to emphasize that the Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved, all weather Elliott Highway, the Trans Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route.  The terminus of the Alaska State power grid lies approximately 55 kilometres to the south.

Project Background

ITH controls 100% of its 44 square kilometre Livengood land package, which is primarily made up of fee land leased from the Alaska Mental Health Trust and a number of smaller private mineral leases.  The Company and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The 2009 drilling program is part of a series of drill initiatives which mark the first grid drilling resource definition campaign for the project and is only the initial step in what the Company envisions as a major long-term exploration program to define one of the world’s larger new gold deposits.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatent movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NNW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide, of which approximately half has been explored by drilling to date.  Surface exploration is ongoing as new targets are developed to the northeast of the known mineralization.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein.  Mr. Pontius is not independent of ITH, as he is the President and CEO and holds common shares and incentive stock options.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President, Exploration, and Chris Puchner, Chief Geologist (CPG 07048), of the Company, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to the advanced multimillion ounce gold discovery at Livengood.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.